Exhibit 99.1

FERRARI N.V.: PERIODIC REPORT ON THE BUYBACK PROGRAM

Maranello (Italy), May 3, 2021 – Ferrari N.V. (NYSE/MTA: RACE) (“Ferrari” or the “Company”) informs that the Company has purchased, under the fourth tranche of the common share buyback program announced on March 11, 2021 (“Fourth Tranche”), additional common shares - reported in aggregate form, on a daily basis - on the Italian Stock Exchange (MTA) as follows:

Trading Date (dd/mm/yyyy)	Stock Exchange	Number of common shares purchased	Average price per share excluding fees (€)	Consideration excluding fees (€)
26/04/2021	MTA	10,000	178.9619	1,789,619.00
27/04/2021	MTA	1,248	179.7305	224,303.66
28/04/2021	MTA	6,000	180.3589	1,082,153.40
29/04/2021	MTA	8,000	178.6332	1,429,065.60
30/04/2021	MTA	8,000	178.1906	1,425,524.80
Total	—	33,248	178.9782	5,950,666.46

Since the announcement of the Fourth Tranche of the buyback program dated March 11, 2021 till April 30, 2021, the total invested consideration has been:
• Euro 34,593,609.69 for No. 199,037 common shares purchased on the MTA.
• USD 2,829,445.63 (Euro 2,375,650.39*) for No. 13,558 common shares purchased on the NYSE

As of April 30, 2021, the Company held in treasury No. 9,125,106 common shares equal to 3.55% of the total issued share capital including the common shares and the special voting shares, net of shares assigned under the Company’s equity incentive plan.

Since January 1, 2019 until April 30, 2021, the Company has purchased a total of 3,939,780 own common shares on MTA and NYSE for a total consideration of Euro 540,391,493.24.

(*) translated at the European Central Bank EUR/USD exchange reference rate as of the date of each purchase

Ferrari N.V. Amsterdam, The Netherlands	Registered Office: Via Abetone Inferiore N. 4, I – 41053 Maranello (MO) Italy	Dutch trade registration number: 64060977

A comprehensive overview of the transactions carried out under the buyback program, as well as the details of the above transactions, are available on Ferrari’s corporate website under the Buyback Programs section (http://corporate.ferrari.com/en/investors/stock-and-shareholder-corner/buyback-programs).

For further information:
Media Relations
tel.: +39 0536 949337
Email: media@ferrari.com
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